                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934



                        For the month of December, 2003
                        -------------------------------


                      Perusahaan Perseroan (Persero) P.T.
                        Indonesian Satellite Corporation
                (Translation of Registrant's Name into English)


                                Indosat Building
                         Jalan Medan Merdeka Barat, 21
                           Jakarta 10110 - Indonesia
                    (Address of Principal Executive Offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                     Form 20-F   X    Form 40-F
                              -------          -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                         Yes         No     X
                            --------    ---------

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-      .)
                                                 ------

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                                   MERGER DEED







--------------------------------------------------------------------------------

                                   DISCLAIMER

The Merger Deed is an English translation of the Indonesian version executed by the Merging Companies. No responsibility is accepted by Indosat or its advisors as to the accuracy of the translation. Indosat and its advisors accept no liability in relation to the translation of the Merger Deed.

--------------------------------------------------------------------------------


================================================================================

                                   MERGER DEED

Number: 57
-On this day, Thursday, dated the twentieth day of November two thousand three (20-11-2003).

-Appear before me, Mrs. POERBANINGSIH ADI WARSITO, Sarjana Hukum, Notary in Jakarta, in the presence of witnesses who are known to me, Notary and whose names will be mentioned at the end of this deed.

I. -Mister Widya Purnama, born in Pare-pare, on twenty sixth July one thousand nine hundred fifty four (26-7-1954). President Director of the company to be mentioned hereunder, Indonesian citizen, residing in Jakarta Pusat, Cempaka Baru VI number: 45, Rukun Tetangga 010, Rukun Warga 007, Cempaka Baru Village, Kemayoran Sub-district, holder of Identification Card number: 09.5001.260754.0004;

         -according to his statement in this matter acting:

         (i) -in his above mentioned capacity and as such representing the Board of Directors of and therefore acting for and on behalf of as well as legally representing PT. Indonesian Satellite Corporation Tbk, domiciled in Jakarta of which the amendment to the entire articles of association and its further amendments have been announced in State Gazette of the Republic of Indonesia;

                  -dated twentieth March one thousand ninety eight (20-3-1998) number 23, Supplement number 1662;

                  -dated sixth August one thousand nine hundred and ninety nine (6-8-1999) number 63, Supplement number 214; and

                  -dated sixteenth November two thousand one (16-11-2001) number 92, Supplement number 7262;

                  -as lastly amended by the following Deeds:

                  -dated twenty seventh December two thousand two (27-12-2002) number 42, the report of which Deed has been received and recorded by the Ministry of Justice and Human Rights of the Republic of Indonesia by virtue of his letter dated sixteenth January two thousand three (16-1-2003) number C-00859 HT.01.04.TH.2003;

                  -dated eighth January two thousand three (8-1-2003) number: 6, which has been approved by the Minister of Justice and Human Rights of the Republic of Indonesia by virtue of decision letter dated twenty second March two thousand three (22-3-2003) number C-06145 HT.01.04.TH.2003;

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                                       2

                  -both made before Mrs. RINI YULIANTI, Sarjana Hukum, Candidate Notary at that time substitute to me, Notary;

                  -dated sixteenth July two thousand three (16-7-2003) number:
                  34, made before me Notary, the notification of which Deed has been received and recorded with the Ministry of Justice and Human Rights of the Republic of Indonesia by virtue of letter dated fifth August two thousand three (5-8-2003) number:
                  C-UM.02.01.12632;

         (ii) as the merger executor based on the authority given by the Extraordinary General Meeting of Shareholders as evidenced by the deed dated eleventh November two thousand three (11-11-2003) number: 26 made before Mrs. MARIA THERESIA SUPRAPTI, Sarjana Hukum, at that time substitute to me Notary;

-(hereinafter referred to as "Indosat" or the "Surviving Company").

II. -Mister Johnny Swandi Sjam, born in Jakarta, on fifteenth August one thousand nine hundred sixty (15-8-1960), President Direktur of the company to be mentioned hereunder, Indonesian citizen, residing in East Jakarta, Pulo Asem Street I, number: 10, Rukun Tetangga 003, Rukun Warga 001, Jati Village, Pulo Gadung Subdistrict, holder of Identification Card number: 09.5402.150860.0425;

         -according to his statement in this matter acting:

         (i) -in his above mentioned capacity and as such representing the Board of Directors of and therefore acting for and on behalf of as well as legally representing PT. Satelit Palapa Indonesia, domiciled in Jakarta of which the amendment to the entire articles of association are as set forth in:

                  -Deed dated seventeenth September two thousand two (17-9-2002) number: 45, made before IMAS FATIMAH, Sarjana Hukum, Notary in Jakarta, which Deed has been approved by the Minister of Justice and Human Rights of the Republic of Indonesia by virtue of decision letter dated eighteenth October two thousand two (18-10-2003) number: C-20254 HT.01.04.TH.2002;

                  -as lastly amended by the following Deeds:

                  -dated second August two thousand three (2-8-2003) number: 8, made before LILY HARJATI SOEDEWO, Sarjana Hukum, Notary in Jakarta, the notification of which Deed has been received and recorded by the Ministry of Justice and Human Rights of the Republic of Indonesia by virtue of letter dated twentieth October two thousand two (20-10-2003) number:
                  C-UM.02.01.15811; and

                  -dated twenty second October two thousand three (22-10-2003) number: 52, made before Mrs. RINI YULIANTI, Sarjana Hukum, Candidate Notary, at that time substitute to me, Notary, which Deed has been approved by the Minister of Justice and human Rights of the Republic of

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                                       3

                  Indonesia by virtue of decision letter dated twenty third October two thousand three (23-10-2003) number: C-25360 HT.01.04. TH.2003;

         (ii) as the merger executor based on the authority given by the Resolution of Shareholders as evidenced by the Deed dated eleventh November two thousand three (11-11-2003) number: 28 made before Mrs. MARIA THERESIA SUPRAPTI, Sarjana Hukum, at that time substitute to me Notary;

-(hereinafter referred to as "Satelindo").

III. -Mister Engineer Yudi Rulanto Subyakto, born in Madiun, on twenty third November one thousand nine hundred fifty seven (23-11-1957), President Director of the company to be mentioned hereunder, Indonesian citizen, residing in East Jakarta, Cipinang Indah Street I E-2, Rukun Tetangga 007, Rukun Warga 016, Cipinang Muara Village, Jatinegara Subdistrict, holder of Identification Card number: 09.5404.231157.0330;

         -according to his statement in this matter acting:

         (i) -in his abovemenionted capacity and as such representing the Board of Directors of and therefore acting for and on behalf of as well as legally representing PT. INDOSAT MULTI MEDIA MOBILE, domiciled in Jakarta of which the articles of association and its amendments have been announced in State Gazette of the Republic of Indonesia;

                  -dated thirteenth November two thousand one (13-11-2001) number 91, Supplement number 7151;

                  -dated eleventh June two thousand two (11-6-2001) number 47, Supplement number 5707;

                  as lastly  amended by the following Deeds:

                  -dated twelfth August two thousand three (12-8-2003) number: 6 made before me, Notary, the notification of which Deed has been received and recorded by the Ministry of Justice and Human Rights of the Republic of Indonesia by virtue of letter dated nineteenth September two thousand three (19-9-2003) number: C-UM.02.01.14629; and

                  -dated fifteenth September two thousand three (15-9-2003) number: 60 made before RINI YULIANTI, Sarjana Hukum, Candidate Notary at that time substitute to me Notary, the notification of which Deed has been received and recorded by the Ministry of Justice and Human Rights of the Republic of Indonesia by virtue of letter dated eight October two thousand three (8-10-2003) number: C-UM.02.01.15319;

         (ii) as the merger executor based on the authority given by the Resolution of Shareholder as evidenced by the Deed dated eleventh November two thousand three (11-11-2003) number: 29 made before Mrs. MARIA

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                                       4

         THERESIA SUPRAPTI, Sarjana Hukum at that time substitute to me, Notary;

-(hereinafter referred to as "IM3").

IV. -Mister Indar Atmanto, born in Jakarta, on sixteenth November one thousand nine hundred sixty two (16-11-1962), Director of the company to be mentioned hereunder, Indonesian citizen, residing in East Jakarta, Tebet Timur IVG/10, Rukun Tetangga 009, Rukun Warga 008, Tebet Timur Village, Tebet Subdistrict, holder of Identification Card number:09.5301.161162.0322;

         -according to his statement in this matter acting:

         (i) -in his abovementioned capacity and as such representing the Board of Directors of and therefore acting for and on behalf of as well as legally representing PT. Bimagraha Telekomindo, domiciled in Jakarta of which the amendment to the entire articles of association and its further amendments have been announced in -State Gazette of the Republic of Indonesia;

                  -dated sixth July one thousand nine hundred and ninety nine number 54, Supplement number 4008;

                  -dated third March two thousand two (3-3-2002) number 18, Supplement number 1156;

                  -dated third March two thousand two (3-3-2002) number: 18, Supplement number 1156;

                  -dated seventh March two thousand and three (7-3-2003) number 19, Supplement number 187;

                  -as lastly amended by Deed dated fourth September tow thousand four (4-9-2002) number: 2 made before JULIUS PURNAWAN, Sarjana Hukum, Magister Sains, Notary in Jakarta, the report of which Deed has been received and recorded by the Department of Justice and Human Rights by virtue of its letter dated fifteenth October two thousand two (15-10-2002) number:
                  C-19903.HT.01.04.TH 2002 and the notification of which has been received and recorded by the Department of Justice and Human Rights by virtue of its letter dated thirtieth October two thousand two (30-10-2002) number: C-UM.01.01.3206;

         (ii) as the merger executor based on the authority given under the Resolution of Shareholder dated eleventh November two thousand three (11-11-2003) number: 30 made before Mrs. MARIA THERRESIA SUPRAPTI, Sarjana Hukum, at that time substitute to me, Notary;

-(hereinafter referred to as "Bimagraha" and jointly with Satelindo and IM3 referred to as the "Merged Companies").

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                                       5

-Indosat, Satelindo, IM3 and Bimagraha hereinafter jointly referred to as the "Merging Companies".

-The appearers acting in their above mentioned capacities, consider:

A. -Whereas the General Meeting of Shareholders or Resolution of Shareholders of each Merging Companies all of which were convened on eleventh November two thousand three (11-11-2003) have resolved to conduct a merger by way as mentioned in Article 102 of Law number 1 year 1995 (one thousand nine hundred ninety five), regarding Limited Liability Companies in which the Surviving Company, by comprehensive assignment of rights, acquires the entire assets and obligations of the Merged Companies (hereinafter referred to as "Merger").

B. -Whereas prior to the Merger, 1 (one) Seri A share and 1,035,499,999 (one billion thirty five million four hundred ninety nine thousand nine hundred ninety nine) Seri B shares, each with nominal value of Rp.500,- (five hundred Rupiah) or all amounting to Rp.517,750,000,000,- (five hundred seventeen billion seven hundred fifty million Rupiah) in the capital of the Surviving Company have been issued and subscribed.

C. -Whereas prior to the Merger, the Surviving Company owns (i) directly 2,831,025,642 (two billion eight hundred thirty one million twenty five thousand six hundred forty two) and indirectly 60,000,000 (sixty million) common shares, each with nominal value of Rp.1,000 (one thousand Rupiah) in the capital of Satelindo which constitutes 100% (one hundred percent) of all the issued and subscribed shares in the capital of Satelindo (ii) 1,729,478,617 (one billion seven hundred twenty nine million four hundred seventy eight thousand six hundred seventeen) common shares, each with nominal value of Rp.1,000 (one thousand Rupiah) in the capital of IM3 which constitutes 100% (one hundred percent) of all the issued and subscribed shares in the capital of IM3 and (iii) 65,000 (sixty five thousand) common shares, each with nominal value of Rp.1,000,000 (one million Rupiah) in the capital of Bimagraha which constitutes 100% (one hundred percents) of all the issued and subscribed shares in the capital of Bimagraha.

D. -Whereas in the Merger there is no capital increase in the Surviving Company so that accordingly after the Merger has taken into effect, the issued and subscribed capital of the Surviving Company are the same as before the Merger being 1 (one) Seri A share and 1,035,499,999 (one billion thirty five million four hundred ninety nine thousand nine hundred ninety nine) Seri B shares with the same total amount of Rp.517,750,000,000,- (five hundred seventeen billion seven hundred fifty million Rupiah).

E. -Whereas after the Merger has taken into effect, the shares in the capital of the Merged Companies owned by the Surviving Company will be withdrawn and in accordance with the provision of Article 107 paragraph 3 Law Number 1 Year 1995 (one thousand nine hundred ninety five), each Merged Companies is dissolved as a matter of law without prior liquidation.

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                                       6

F. -Whereas there is no right to a benefit or to a pledge attached to the shares in the capital of each Merged Companies except for the pledge over 5,128,206 (five million one hundred twenty eight thousand two hundred six) shares owned by Indosat in the share capital of Satelindo.

G. -Whereas the Board of Directors of the Surviving Company have prepared a Business Merger Plan Proposal (Usulan Rencana Penggabungan Usaha) and each Board of Directors of the Merged Companies have prepared a Merger Plan Proposal (Usulan Rencana Penggabungan), as meant in Article 7 of Government Regulation Number: 27 of 1998 (one thousand nine hundred ninety eight) and Article 4.a of Regulation Number IX.G.1 Decree of the Capital Market Supervisory Board Number Kep-52 Year 1997 (one thousand nine hundred ninety seven) (the Business Merger Plan Proposal and Merger Plan Proposal hereinafter collectively referred to as the "Merger Plan Proposals") which have been approved by all members of the Board of Commissioners of the relevant Merging Companies on twenty first July two thousand three (21-7-2003).

H. -Whereas the Board of Directors of each Merging Companies have jointly prepared and executed a Merger Plan dated twenty fifth September two thousand three (25-9-2003) and amendment/additional information to Merger Plan dated twenty fourth October two thousand three (24-10-2003) as meant in Article 102 of Law Number 1 Year 1995 (one thousand nine hundred ninety five) and Article 4.b. of Regulation Number IX.G.1 Decree of the Capital Market Supervisory Board Number Kep-52 Year 1997 (one thousand nine hundred ninety seven).

I. -Whereas the Merger Plan Proposals, balance sheet and profit-loss statement for the years ending thirty first December two thousand (31-12-2000), thirty first December two thousand one (31-12-2001) and thirty first December two thousand two (31-12-2002), and interim balance sheet and profit-loss statement of each Merging Companies for the 5 (five)month period as per thirty first May two thousand three (30-5- 2003), proforma balance sheet and profit-loss statement of the Surviving Company after the Merger as well as other information required by Government Regulation Number 27 Year 1998 (one thousand nine hundred ninety eight) and Decree of the Capital Market Supervisory Board Number Kep-52 Year 1997 (one thousand nine hundred ninety seven) are parts of the Merger Plan jointly prepared by the Board of Directors of the Merging Companies.

J. -Whereas the Extraordinary General Meeting of Shareholders or the Resolution of Shareholders of each Merging Companies has approved the Merger and declared the resolution to conduct the Merger of the Merging Companies, as stated in the Deeds dated eleventh November two thousand three (11-11-03) each with number 26, 28, 29 and 30, all made before Mrs. MARIA THERRESIA SUPRAPTI, Sarjana Hukum, at that time substitute to me, Notary.

-Accordingly, on the basis of everything described above, the appearers, each acting in the capacity mentioned above explain that by reference to the Merger Plan the Surviving Company and the Merged Companies have agreed and consent to and hereby conclude the merger agreement with the following terms and conditions:

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                                       7

Article 1
Interpretation of Agreement

1.1.     -Definition

         -In this Deed, these following terms shall have the meanings as follows:

         a. -"Merger Deed" or "Deed" means the merger agreement as set out in this Deed together will all annexes, additions and/or amendments;

         b.       -"Bapepam" means the Capital Market Supervisory Board;

         c.       -"BKPM" means the Foreign Investment Coordinating Board;

         d. -"Stock Exchange" means both the Jakarta Stock Exchange and/or the Surabaya Stock Exchange which have the function as described in Law number 8 Year 1995 (one thousand nine hundred ninety five) and/or New York Stock Exchange, United States of America;

         e. -"Business Day" means the day on which banking institutions are open for business and settlement of payments one to another as well as the day on which the Stock Exchange carry out transactions and provide securities transactions facilities;

         f. -"Assigned Assets and Obligations", in relation to the Merged Companies, means all wealth/assets and debts/obligations which on the Effective Date Of Merger are owned or are the responsibilities and burdens of the Merged Companies, which based on the Merger will be assigned by law to the Surviving Company;

         g. -"Resolution of Shareholders of Satelindo" is the Resolution of Shareholders as set out in deed dated eleventh November two thousand three (11-11-2003) number 28 made before MARIA THERESIA SUPRAPTI, Sarjana Hukum, at that time substitute to me, Notary;

         h. -"Resolution of Shareholder of IM3" is the Resolution of Shareholder as set out in deed dated eleventh November two thousand three (11-11-2003) number 29 made before MARIA THERESIA SUPRAPTI, Sarjana Hukum, at that time substitute to me, Notary;

         i. -"Resolution of Shareholder of Bimagraha" is the Resolution of Shareholder as set out in deed dated eleventh November two thousand three (11-11-2003) number 30 made before MARIA THERESIA SUPRAPTI, Sarjana Hukum, at t6hat time substitute to me, Notary;

         j. -"Minister of Justice and Human Rights" means the Minister of Justice and Human Rights of the Republic of Indonesia or the official authorized to represent the relevant Minister;

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                                       8

         k. -"Minister of Communications" means the Minister of Communications of the Republic of Indonesia or the official authorized to represent the relevant Minister;

         l. -"Merger" means merging between the Merged Companies with the Surviving Company by way of maintaining the Surviving Company as the Surviving Company and the Assigned Assets and Obligations from the Merged Companies assigned by law to the Surviving Company and the Merged Companies are dissolved without conducting prior liquidation process;

         m. -"Statement of Effectiveness" means the statement from Bapepam that the Merger Registration Statement submitted by the Surviving Company is effective;

         n. -"BKPM Approval" means the BKPM approval to the merger application submitted by the Merging Companies in accordance with BKPM decree number 1338/III/PMA/2003 dated seventeenth November two thousand three (17-12-2003);

         o. -"Minister of Communication Approval" means the letter number PT 00315/20 Phb-2003 dated twenty nine August two thousand three (29-8-2003) whereunder Indosat has obtained approval from the Minister of Communication to continue all telecommunication licenses and frequency bandwidths allocated to PT. Satelit Palapa Indonesia and PT. Indosat Multi Media Mobile following the effectiveness of the Merger;

         p. -"Surviving Company" means Indosat which as of the Effective Date of Merger accepts the entire Assigned Assets and Obligations from all Merged Companies;

         q. -"RUPSLB Indosat" is the Extraordinary General Meeting of Shareholders of PT. Indonesian Satellite Corporation Tbk. as set out in deed dated eleventh November two thousand three (11-11-2203) number 25, made before Mrs. MARIA THERESIA SUPRAPTI, Sarjana Hukum, at that time substitute to me, Notary;

         r. -" Merger Plan" shall have the meaning as defined in premise H of this Merger Deed as attached and constitutes an integral part to this Merger Deed;

         s.       -"SEC" means the United States Securities and Exchange
                  Commission;

         t. -"Effective Date of Merger" means the date on which the Merger as meant in this Merger Deed commences effective, such date is the same with the date of the execution of this Merger Deed.

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                                       9

1.2.    -Annexes

        -Every schedule mentioned in this Merger Deed is an integral part of and the content must be considered word by word written in this Merger Deed.

Article 2
Merger Agreement

2.1. -The Surviving Company and the Merged Companies hereby agree to conduct Merger ("Merger Agreement") which will legally take into effect on the Effective Date of Merger, with terms and conditions set out in the Merger Plan and this Merger Deed and with due observance to the provisions of the prevailing laws and regulations of the Republic of Indonesia.

2.2. -In relation to the Merger stipulated in paragraph 2.1 Article 2, on and as of the Effective Date Of Merger:

        2.2.1. -all Assigned Assets and Obligations owned by the Merged Companies on the Effective Date Of Merger will be assigned by law to and become the right/ownership as well as obligation of and will be performed by and on the liability of the Surviving Company;

        2.2.2. -the Merged Companies will be dissolved by law without prior liquidation action;

        2.2.3. -Indosat as the Surviving Company will maintain its existence as a limited liability company and continuing using the name of PT. Indonesian Satellite Corporation Tbk.

2.3. -As the result of the Merger between the Surviving Company and the Merged Companies as described in this Merger Deed, then as of the Effective Date of Merger:

        2.3.1. -all activities, business operations, assets and liabilities of the Merging Companies both in the principal office as well as branch offices located anywhere as long as they are still maintained or not yet closed; as the result of the Merger, are assigned by law to and will be operated/carried out by and on the interest, losses and responsibilities of the Surviving Company;

        2.3.2. -all rights, authorities and obligations of the Merging Companies under any permit, approval, agreement, action or occurrence which have already been existed, made, conducted or occurred on or before the Effective Date of Merger, including (but not limited to) all and every legal relationship between the Merging Companies and third parties are assigned by law to and will be performed or carried out by and on the profits or losses as well as responsibilities of the Surviving Company;

        2.3.3. -permanent employees of the Merging Companies who approve the Merger shall continue employment relationship with the Surviving Company. Permanent employees of the Merging Companies who do not approve the Merger has been given the opportunity to resign. Such resigning employees shall be given compensation in accordance with the provision of Article 163(1) juncto Article 156 of Law No. 13 Year 2003 on Manpower.

Article 3
Actions Prior to Date of Merger

3.1.   -Agreement with Creditors

       -In accordance with the relevant agreement with the creditors, the Merger has been approved by and/or notified to the creditors of each Merging Companies and the Merger Plan has been delivered to the creditors of each Merging Companies in accordance with the provision of Article 33 of Government Regulation Number 27 Year 1998 (one thousand nine hundred ninety eight) i.e. no later than 30 (thirty) days prior to the summon of the General Meeting of Shareholders and no creditor has any objection to the Merger Plan.

3.2.   -Employees

       -In accordance with the provision of Article 12 of Government Regulation Number 27 Year 1998 (one thousand nine hundred ninety eight), the Board of Directors of each Merging Companies have notified in writing the summary of the Merger Plan to their employees.

3.3.   -Announcement

       -In accordance with the provision of Article 12 of Government Regulation Number 27 Year 1998 (one thousand nine hundred ninety eight), the Board of Directors of each Merging Company have jointly announced the summary of the Merger Plan and the amendment/additional information to Merger Plan in 2 (two) national daily newspapers in the Indonesian language and 1 (one) national daily newspaper in the English language with a broad circulation in Indonesia on seventh October two thousand three (7-10-2003) and on fifth November two thousand three (5-11-2003), in accordance with the provision of Article 12 of Government Regulation Number 27 Year 1998 (one thousand nine hundred and ninety eight).

3.4.   -Notification to SEC

       -The Surviving Company has notified the Merger Plan to the SEC on twelfth November two thousand three (12-11-2003) and the amendment/additional information to Merger Plan to the SEC on eighteenth November tow thousand three (18-11-2003).

3.5.   -Statement of Completeness of Documents or Statement of Effectiveness

       -The Surviving Company has obtained the Statement of Effectiveness from Bapepam.

3.6.   -Minister of Communications Approval

       -The Surviving Company has obtained the Minister of Communications Approval.

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                                       11
3.7.   -BKPM Approval

       -The Surviving Company has obtained the BKPM Approval.

3.8.   -Approvals of Shareholders

       -The Shareholders of each of the Merging Companies have approved the Merger Plan and approved the resolution to conduct the Merger of the Merging Companies, as provided in the deeds dated eleventh November two thousand three (11-11-2003) each with number 26, 28, 29 and 30, all made before Mrs. MARIA THERESIA SUPRAPTI, Sarjana Hukum, at that time substitute to me, Notary.

Article 4
Capitalization of the Surviving Company

-In relation to and considering that in the execution of the Merger between the Surviving Company and the Merged Companies, there will be no issuance of new shares, the capitalization structure of Indosat before and after the Effective Date of Merger is the same and remains as follows:

-Authorized Capital                 :   Rp. 2,000,000,000,000,-
                                        -(two trillion Rupiah).
-Issued and Paid-up Capital         :   Rp  517,750,000,000,-
                                        -(five hundred seventeen billion seven
                                         hundred fifty million Rupiah)

Article 5
Directors and Commissioners of the Surviving Company

-The entire members of the Board of Directors and Board of Commissioners of the Surviving Company as determined in the Annual General Meeting of Shareholders of Indosat held on twenty eight June two thousand three (28-6-2003) as set forth in Deed No. 34 dated sixteenth July two thousand three (16-7-2003) drawn up before Poerbaningsih Adi Warsito, S.H., Notary in Jakarta, who are incumbent on the Effective Date of Merger will continue to hold their offices with the following composition, subject to changes as may be resolved by a general meeting of shareholders:

       -Board of Commissioners

       -President Commissioner            :    Peter Seah Lim Kuat
       -Commissioner                      :    Lee Theng Kiat
       -Commissioner                      :    Sio Tat Hiang
       -Commissioner                      :    Sum Soon Lim
       -Commissioner                      :    Roes Aryawijaya
       -Commissioner                      :    Umar Rusdi
       -Independent Commissioner          :    Achmad Rivai
       -Independent Commissioner          :    Soebagijo Soemodihardjo
       -Independent Commissioner          :    Lim Ah Doo

       -Directors

       -President Director                :    Widya Purnama
       -Vice President Director           :    Ng Eng Ho

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                                       12

       -Director            :    Wahyu Wijayadi
       -Director            :    Wityasmoro Sih Handayanto
       -Director            :    Hasnul Suhaimi
       -Director            :    Sutrisman
       -Director            :    Nicholas Tan Kok Peng

Article 6
The Effectiveness of Merger

-In accordance with paragraph 3 Article 14 of Government Regulation Number 27 year 1998 (one thousand nine hundred ninety eight), considering that this Merger is conducted without any amendments to the articles of association of the Surviving Company in relation to the Merger, then this Merger shall take into effect as of the date of signing of this Merger Deed ("Effective Date of Merger")

-By the effectiveness of Merger, each Merged Companies is dissolved since that time and the shares in the capital of each Merged Companies must be withdrawn.

-On and as of the Effective Date of Merger, the stipulation in paragraph 2.2 of
Article 2 of this Merger Deed will take into effect as a matter of law without any necessary actions, both by the Surviving Company as well as the Merged Companies.

Article 7
Realization of Merger

7.1. -Immediately after this Merger Deed is executed, the Surviving Company will perform these following actions:

       -No later than 1 (one) Working Day after the execution of this Merger Deed, send a written notification regarding the effectiveness of Merger as constituted in this Merger Deed to:

       a. -every former member of Board of Directors and Board of Commissioners of the Merged Companies;
       b. -Bapepam;
       c. -Stock Exchange;
       d. -every other party deemed necessary by the Surviving Company;

       -Specifically to the former members of Board of Directors and Board of Commissioners the notification shall be accompanied by an explanation that as of the Effective Date of Merger, the Merged Companies shall be dissolved, therefore each of the former members of Board of Directors and Board of Commissioners of the Merged Companies no longer holds its previous office.

7.2. -No later than 14 (fourteen) days as of the Effective Date of Merger, notify the Minister of Justice and Human Rights regarding the execution of this Merger Deed and the effectiveness of Merger as contained in this Merger Deed.

7.3. -No later than 30 (thirty) days as of the Date of Merger, announce the effectiveness of Merger as contained in this Merger Deed in 2 (two) daily

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                                       13

       national newspapers in the Indonesian language and 1 (one) daily national newspaper in the English language having broad circulation.

7.4. -Promptly after the effectiveness of the Merger has been notified to the Bapepam, and the Stock Exchange in Indonesia, it shall be disclosed to the SEC.

Article 8
Representation and Warranty of Surviving Company

-In relation to the making of this Merger Deed, the Surviving Company represents and warrants to the Merged Companies as follows:

8.1. -on the date of this Merger Deed, information regarding deed of establishment, articles of association, share capital structure, shareholders, members of Board of Commissioners and Board of Directors of the Surviving Company as described in this Merger Deed and the Merger Plan are accurate and in accordance with the actual facts;

8.2. -all and every actions required by the articles of association of the Surviving Company as well as the prevailing laws and regulations to make, sign, and implement this Merger Deed have been and will be fulfilled or performed;

8.3. -this Merger Deed is legal, valid and binding to the Surviving Company and constitutes valid legal obligations to the Surviving Company in accordance with the terms and conditions in this Merger Deed;

8.4. -to perform and execute the Merger with the Merged Companies, the Surviving Company needs no permit or approval from any authorized institution located anywhere, except to obtain (i) Statement of Effectiveness from Bapepam, (ii) the Minister of Communications Approval and (iii) BKPM Approval, which permits have been obtained;

8.5. -the Surviving Company is a limited liability company which has been legally established and all resolutions legally resolved in the General Meeting of Shareholders of the Surviving Company are valid and binding to the Surviving Company and every shareholder.

Article 9
Representation and Warranty of the Merged Companies

-In relation to the making of this Merger Deed, each Merged Companies for itself represents and warrants to the Surviving Company as follows:

9.1. -on the date of this Merger Deed, information regarding deed of establishment, articles of association, share capital structure, shareholders, members of Board of Commissioners and Board of Directors of the Merged Companies as described in this Merger Deed are accurate and in accordance with the actual facts;

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                                       14

9.2. -all and every actions required by the articles of association of each Merged Company and prevailing laws and regulations to make, sign, and implement this Merger Deed have been fulfilled and performed;

9.3. -this Merger Deed is legal, valid and binding to the Merged Companies and constitutes valid legal obligations to each Merged Companies, in accordance with the terms and conditions in this Merger Deed;

9.4. -to perform and execute the Merger with the Surviving Company, the Merged Companies need no permit or approval from any authorized institution located anywhere, except to obtain the BKPM Approval, which permit has been obtained;

9.5. -each General Meeting of Shareholders of the Merged Companies is legal and all resolutions adopted in the General Meeting of Shareholders of the Merged Companies shall be valid and binding to each Merged Companies as well as every shareholders of the Merged Companies.

Article 10
Miscellaneous Provisions

10.1.    -Official Language of Agreement

         -This Merger Deed is made in the Indonesian Language and every interpretation to this Merger Deed may only be conducted to the agreement which is made in the Indonesian Language.

10.2.    -Sole Agreement

         -This Merger Deed and the Merger Plan constitutes an integral unit and sole arrangement with respect to the Merger between the Surviving Company and the Merged Companies which are valid for and binding to the parties in this Merger Deed.

10.3.    -Severability

         -If a term or condition in this Merger Deed, based on the provisions of the prevailing laws or a court order, is declared invalid, illegal or not feasible, under no condition will the matter affect or reduce the validity, legality and implementation of other terms and conditions in this Merger Deed, the other terms and conditions will remain legally valid and binding to the parties under this Merger Deed.

10.4.    -Delay to Perform Right

         -Every delay or negligence of one of the parties to or in performing one or a part of its rights and authorities stated in this Merger Deed, shall not be deemed or is not a waiver from such rights and authorities, or other rights and authorities stated in this Merger Deed.

10.5.    -Confidentiality

         -In order to execute this Merger Deed, each Merging Companies explicitly covenants and binds itself to each other not to conduct these following actions:

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                                       15

         10.5.1. -convey or notify to other party, unless as required by the provisions of prevailing regulations or to experts or professionals who provides and gives its services to and for the interests of the Surviving Company or the Merged Companies in order to make or execute this Merger Deed or agreement or document made based on this Merger Deed; or

         10.5.2. -misuse or use for other interests other than for and in the framework of Merger as described in this Merger Deed;

         -all information, materials, documents and or explanations whether obtained verbally as well as in writing, regarding everything related to each organizational structure or condition (including business or financial condition), which are obtained by the Surviving Company or the Merged Companies, both directly as well as indirectly from other party in the Merger or from the expertise or professionals whose services utilized by the Surviving Company or the Merged Companies in order to make or execute the Merger Deed or from any party.

         -Excluded from the above mentioned provision are materials, information or documents regarding a party in this Merger Deed which have been or become known by the general public or community:

         a.       -out of the fault or capacity of each party in this Merger
                  Deed; or
         b.       -jointly announced by the Merging Companies; or
         c. -as the result from or in relation to the implementation of the prevailing laws and regulations.

         -In relation to the above mentioned matter, the Merging Companies will not duplicate or disseminate by any ways, the materials or documents or information mentioned above to unentitlted or unauthorized third party without joint written permit from all parties in this Merger Deed.

10.6.    -Power to Notify and Register the Assignment of Right

         -With the effectiveness of the Merger, the Surviving Company is fully empowered and authorized to:

         a. -carry out and perform any form of action or conduct to notify to, or obtain acknowledgment from any party which may be determined by the Surviving Company regarding the assignment of right by law of the Assigned Assets and Obligations from the Merged Companies to the Surviving Company based on the Merger as contained in this Merger Deed.

         b. -represent and act for and on behalf of the Merged Companies anywhere and before anyone, or any authorized official, entity and institution, in fulfilling, signing and submitting as well as transferring all and every deeds, agreements or documents in any forms to and in order to register the assignment of rights over the assets in any forms owned or registered under the name of the Merged Companies of the Assigned Assets and Obligations to become under the name of the Surviving Company.

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                                       16

         c. -carry out and perform all and every actions which are obliged or deemed necessary to be carried out by the Surviving Company
                  (i) to and in order to conduct and perform the right, authority and obligation of the Merged Companies in any form and under any name which can or must be conducted by the Merged Companies in or based on any agreement or occurrence, or (ii) in general to and in order to carry out and execute the Merger agreed in this Merger Deed.

         -To the above mentioned matter, the Surviving Company to appear before any institution, official, entity, individual or party anywhere, make, sign and hand over any forms of deeds, documents, forms or letters, negotiate, make and sign agreement on or related to everything described in the above points (a), (b) and/or (c), provide information, in brief carry out and perform any action and conduct which are obliged or deemed necessary to be conducted to and in order to carry out and perform the action and conduct which are granted the power to be carried out and performed in accordance with the provision of this paragraph 10.6 of Article 10, with no exception.

10.8.    -Costs and Expenses of Merger

         -All and every cost, expense, wages, tax and tax levied which are obliged and needed to be paid to and in connection with the Merger described in this Merger Deed, among others (but not limited to):

         (a) -cost and fee of the professionals who provide their services in connection with the Merger, including fees for legal counsel and financial consultant;
         (b) -fee and honorarium of Notary, to prepare and make this Merger Deed, other related deeds, minutes of meeting, letter or document regarding or related to Merger;
         (c)      -cost and fee for advertising and printing; and
         (d)      -cost and fee for registration which must be carried out.

         -all of them shall be the responsibilities and burdens of the Surviving Company.

-Finally, the appearers state that the financial details of each Merged Companies as of the signing of this Merger Deed will be accounted in the financial statement of the Surviving Company.

-For this Merger Deed and all consequences which may arise as well as the implementation, the parties elect as general and permanent legal domicile the Registrar of the South Jakarta District Court in Jakarta.

-From all mentioned above:

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                                       17

                                   THIS DEED

-Is made as minutes and read out and signed in Jakarta on the day and date mentioned at the beginning of this deed in the presence of Mrs. MARIA THERESIA SUPRAPTI, Sarjana Hukum and Mr. SUWIMARDA PRASOJO, Sarjana Hukum, both Notary Assistants, residing in Jakarta as witnesses.

-Immediately, after this deed has been read out by me, Notary to the appearers and witnesses, this deed was immediately signed by the appearers, the witnesses and me, Notary.

-Signed without any changes.

-The original of this deed has been signed accordingly.

                                                  Issued as an authentic copy

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Perusahaan Perseroan P.T. Indonesian
                                            Satellite Corporation


Date: December 04, 2003                     By: /s/ Widya Pumama
                                               -----------------------------
                                               Name : Widya Pumama
                                               Title: President Director